Exhibit 99.2

ROYALTY REPURCHASE AND TERMINATION AGREEMENT

NEW GOLD INC.

- and -

BEAR HOLDINGS LP

April 7, 2025

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Rules of Construction	4
1.3	Contra Proferentem	5
1.4	Currency	5
1.5	Applicable Law, Attornment and Language	5
1.6	Schedules	5
ARTICLE 2 PURCHASE AND SALE OF THE FCF ROYALTY		6
2.1	Purchase and Sale	6
2.2	Payment	6
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		6
3.1	General Representations and Warranties of the Purchaser	6
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE SELLER		7
4.1	General Representations and Warranties	7
ARTICLE 5 COVENANTS		8
5.1	Conduct Prior to Closing	8
5.2	Actions to Satisfy Conditions of Closing	9
5.3	Approvals	9
5.4	Conduct Post-Closing	9
ARTICLE 6 CONDITIONS OF CLOSING		9
6.1	Conditions of Closing in Favour of the Seller	9
6.2	Conditions of Closing in Favour of the Purchaser	10
ARTICLE 7 CLOSING ARRANGEMENTS		11
7.1	Date and Place of Closing	11
7.2	The Purchaser’s Closing Deliveries	11
7.3	The Seller’s Closing Deliveries	11
7.4	Concurrent Delivery	12
7.5	Termination of Amended and Restated FCF Royalty Agreement	12
7.6	Survival	12
ARTICLE 8 TERMINATION		13
8.1	Termination	13
8.2	Effect of Termination	13
8.3	Surviving Provisions on Termination	13
8.4	Remedies	14

ARTICLE 9 MISCELLANEOUS		14
9.1	Further Assurances	14
9.2	Legal and Other Fees and Expenses	14
9.3	Notices	14
9.4	Entire Agreement	15
9.5	Confidentiality; Public Disclosure	16
9.6	Enurement and Assignment	16
9.7	Severability	16
9.8	Waiver and Amendment	17
9.9	No Third Party Rights	17
9.10	Counterparts	17

ii

ROYALTY REPURCHASE AND TERMINATION AGREEMENT dated the 7th day of April, 2025.

B E T W E E N:

new gold inc.,

a corporation existing under the Laws of the Province of British Columbia,

(hereinafter referred to as the “Purchaser”),

- and -

bear holdings lp,

a limited partnership formed under the Laws of the Province of Ontario by 3336050 NOVA SCOTIA LIMITED as general partner for and on behalf of Bear Holdings LP,

(hereinafter referred to as the “Seller”).

WHEREAS the Purchaser and the Seller entered into a free cash flow royalty agreement dated March 31, 2020, providing for the grant by the Purchaser to the Seller of the FCF Royalty, as defined in the Amended and Restated FCF Royalty Agreement, and setting out the parties’ respective rights and obligations with respect to the FCF Royalty (the “Original Royalty Agreement”);

AND WHEREAS the Purchaser and the Seller entered into a partial royalty repurchase and amending agreement dated May 13, 2024, pursuant to which the Purchaser repurchased a portion of the FCF Royalty equal to 26.1% of Free Cash Flow, as defined in the Amended and Restated FCF Royalty Agreement, and in connection therewith the parties amended and restated the Original Royalty Agreement;

AND WHEREAS the Purchaser wishes to repurchase, and the Seller wishes to sell, the FCF Royalty and, on completion of such repurchase and sale, the parties shall terminate the Amended and Restated FCF Royalty Agreement on and subject to the terms and conditions set out herein;

NOW THEREFORE, THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations and warranties contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly Controls, is Controlled by, or is under direct or indirect common Control with, such Person, and includes any Person in like relation to an Affiliate;

“Agreement” means this Royalty Repurchase and Termination Agreement and the schedules hereto, as the same may be further amended or supplemented from time to time in accordance with the terms hereof;

“Amended and Restated FCF Royalty Agreement” means the amended and restated Original Royalty Agreement dated as of May 22, 2024 between the Purchaser and the Seller;

“Approval” has the meaning given to it in Section 3.1(e);

“Business Day” means any day except Saturday, Sunday or any day on which major banks are generally not open for business in the City of Kamloops, British Columbia or in the City of Toronto, Ontario;

“Charter Documents” means Articles, Articles of incorporation, notice of Articles, certificates or articles of formation, memoranda, constitutions, limited partnership agreement, by-laws or any similar constating document of a corporation or other legal entity;

“Closing” has the meaning given to it in Section 7.1;

“Closing Date” has the meaning given to it in Section 7.1;

“Contracts” means all written contracts, agreements, instruments, leases, indentures, deeds, deeds of trust, mortgages, royalties, licenses, options, arrangements, engagements, transactions and commitments;

“Control” (including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common Control with”) as applied to any Person, means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract, voting trust or otherwise;

“Credit Facility” means the fifth amended and restated credit agreement between, among others, the Purchaser and The Bank of Nova Scotia dated March 24, 2025;

“Encumbrance” means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(a)	any mortgage, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, right of first refusal, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(b)	a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;
(c)	an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);
(d)	any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and
(e)	any Contract to create, or right capable of becoming, any of the foregoing;

“Final Payment” has the meaning given to it in Section 7.5;

“Governmental Authority” means:

(a)	any federal, provincial, municipal or local government or political subdivision thereof (whether administrative, legislative, executive or otherwise);
(b)	any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;
(c)	any court, tribunal, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and
(d)	any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association, in each case having jurisdiction over the applicable Person.

For greater certainty, for purposes of this Agreement “Governmental Authority” shall not include any form of Indigenous government, including chiefs, tribal councils, band councils or any other governing body.

“Law” means any international, national, provincial, state, municipal and local laws (including common and civil law), treaties, statutes, codes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, formal interpretations or other requirements enacted, adopted, promulgated or applied by any Governmental Authority in each case having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

“Losses”, in respect of any matter, means all claims, demands, Proceedings, fines, losses, damages, liabilities, taxes, deficiencies, costs and expenses (including all reasonable out-of-pocket legal and other professional fees and disbursements, interest, penalties and amounts incurred in defending any claim or paid in settlement) arising directly or indirectly as a consequence of such matter;

“Original Royalty Agreement” has the meaning given to it in the recitals;

“Outside Date” has the meaning given to it in Section 8.1(d);

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Proceeding” means any action, claim, demand, lawsuit, assessment, hearing, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

“Purchase Price” has the meaning given to it in Section 2.1;

“Purchaser” has the meaning given to it in the recitals;

“Seller” has the meaning given to it in the recitals; and

“Transaction Documents” has the meaning given to it in Section 3.1(a).

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;
(b)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;
(c)	the division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;
(e)	the words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”;
(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement (and, for greater certainty, unless the context otherwise requires, “third party” refers to a Person that is not a party to this Agreement);

(g)	any reference to a statute shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and shall include any regulations or rules made thereunder;
(h)	reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;
(i)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and
(j)	whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day.
1.3	Contra Proferentem

The parties waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

1.4	Currency

Except where otherwise expressly provided, all monetary amounts in this Agreement are stated and shall be paid in United States currency.

1.5	Applicable Law, Attornment and Language

(a)       This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

(b)       Each of the parties irrevocably and unconditionally: (i) submits to the exclusive jurisdiction of the courts of the Province of Ontario over any Proceeding arising out of or relating to this Agreement; (ii) agrees to commence such a Proceeding in Toronto, Ontario, and to cooperate and use its commercially reasonable efforts to bring the Proceeding before the Ontario Superior Court of Justice (Commercial List); (iii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts; and (iv) agrees not to assert that such courts are not a convenient forum for the determination of any such Proceeding.

1.6	Schedules

The following Schedules are attached to and form an integral part of this Agreement:

Schedule A - Payment Instructions
Schedule B - Form of Mutual Release

Article 2
PURCHASE AND SALE OF the FCF ROYALTY

2.1	Purchase and Sale

On Closing, (i) the Seller agrees to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase from the Seller, the FCF Royalty free and clear of all Encumbrances, in consideration for $300 million in cash (the “Purchase Price”) and (ii) the parties agree to terminate the Amended and Restated FCF Royalty Agreement in accordance with Section 7.5.

2.2	Payment

The Purchase Price shall be satisfied by the Purchaser on the Closing Date by payment of the Purchase Price to the Seller by wire transfer in accordance with the wire transfer instructions specified in Schedule A.

Article 3
REPRESENTATIONS AND WARRANTIES OF the PURCHASER

3.1	General Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Seller as follows and acknowledges that the Seller is relying on the following representations and warranties in connection with the consummation of the transactions contemplated by this Agreement:

(a)	Status. The Purchaser is a duly incorporated and validly existing corporation under the Laws of the Province of British Columbia, has never been dissolved or liquidated, and has full power and authority to acquire the FCF Royalty and to enter into, and perform its obligations under, this Agreement and any other document, instrument or agreement entered into pursuant to this Agreement (such documents other than the Agreement, the “Transaction Documents”).
(b)	Due Authorization. The execution and delivery of this Agreement and all Transaction Documents required to be executed and delivered by the Purchaser pursuant to this Agreement, and the consummation of the transactions contemplated herein and therein, have been duly authorized by all necessary corporate action on the part of the Purchaser.
(c)	Non-Contravention. None of the execution and delivery of this Agreement or the Transaction Documents required to be executed and delivered by the Purchaser pursuant to this Agreement, the performance of the Purchaser’s obligations hereunder or thereunder or the completion of the transactions contemplated herein or therein, will violate, result in a breach of or default under, or conflict with: (i) any of the provisions of the Charter Documents of the Purchaser; or (ii) any indenture, Contract, agreement or instrument to which the Purchaser or any of its Affiliates is a party or by which the Purchaser or any of its Affiliates is bound.

(d)	Enforceability. This Agreement and each Transaction Document to which the Purchaser is a party has or will be duly executed and delivered by the Purchaser, and this Agreement constitutes, and each Transaction Document will, upon execution and delivery thereof, constitute a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.
(e)	Approvals. There is no consent, approval, authorization, release, waiver or other action of, or any registration, declaration, filing or notice with or to, any Governmental Authority or other Person, and no expiry or termination of any waiting or suspensory period (and any extension thereof) under any Law (each, an “Approval”), that is required for the execution or delivery by the Purchaser of this Agreement or any of the Transaction Documents to which it is a party, or the performance by the Purchaser of its obligations hereunder or thereunder, or the validity thereof, other than any Approval that, if required, would not reasonably be expected to delay, prevent or impede Closing beyond the Outside Date.
(f)	Sufficiency of Funds. The Purchaser has, or will have at the time of Closing, sufficient capacity under the Credit Facility to pay the Purchase Price.

Article 4
REPRESENTATIONS AND WARRANTIES OF the seller

4.1	General Representations and Warranties

The Seller represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the consummation of the transactions contemplated by this Agreement:

(a)	Status. The Seller is a limited partnership duly organized and validly existing under the Laws of the Province of Ontario, has never been, nor have any steps been taken for the Seller to be dissolved, liquidated, wound up or deregistered and the Seller has full power and authority to enter into, and perform its obligations under, this Agreement and all Transaction Documents to which it is party.
(b)	Due Authorization. The execution and delivery of this Agreement and all Transaction Documents required to be executed and delivered by the Seller pursuant to this Agreement, and the consummation of the transactions contemplated herein and therein, have been duly authorized by all necessary corporate action on the part of the Seller.
(c)	Non-Contravention. Neither the execution and delivery of this Agreement or the Transaction Documents required to be executed and delivered by the Seller pursuant to this Agreement, nor the completion of the transactions contemplated herein or therein, will violate, result in a breach of or default under, or conflict with: (i) any of the provisions of the Charter Documents of the Seller; or (ii) any indenture, Contract, agreement or instrument to which the Seller is a party or by which the Seller is bound.

(d)	Enforceability. This Agreement and each Transaction Document to which the Seller is a party has or will be duly executed and delivered by the Seller, and this Agreement constitutes, and each Transaction Document will, upon execution and delivery thereof, constitute a legal, valid and binding obligation of the Seller enforceable against the Seller, as applicable, in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar Laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.
(e)	Approvals. There is no Approval that is required for the execution or delivery by the Seller of this Agreement or any of the Transaction Documents to which it is a party, or the performance by the Seller of its obligations hereunder or thereunder, or the validity thereof, other than any Approval that, if required, would not reasonably be expected to delay, prevent or impede Closing beyond the Outside Date.
(f)	No Encumbrances or Transfer. The Seller is the sole and exclusive owner of the FCF Royalty and no other Person has any direct right, title or interest thereon. The FCF Royalty is free and clear of all Encumbrances and has not been sold, assigned, leased, licensed, transferred or otherwise disposed of.
(g)	No broker’s fees and commissions. The Seller has not engaged any broker, agent or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement. To the Seller’s knowledge, no Person has any claim to any brokerage, agency or finder’s fee or commission payable in connection with the such contemplated transactions.
(h)	Canadian Partnership. The Seller is a “Canadian partnership” as defined in subsection 102(1) of the Income Tax Act (Canada).

Article 5
COVENANTS

5.1	Conduct Prior to Closing

Except as otherwise provided in this Agreement, as required by applicable Laws or as otherwise agreed in writing by the Purchaser and the Seller, from the date hereof until the Closing Date, the Seller shall:

(a)	not permit the FCF Royalty to become subject to any Encumbrance on or after the date of this Agreement;
(b)	not sell, assign, lease, license, transfer or otherwise dispose of, or agree to sell, assign, lease, license, transfer or otherwise dispose of, the FCF Royalty or portion thereof; and
(c)	not exercise its Transfer rights under the Amended and Restated FCF Royalty Agreement (as defined therein).

5.2	Actions to Satisfy Conditions of Closing

(a)       Each of the Purchaser and the Seller shall: (i) take all reasonable actions as are within its power and otherwise use all commercially reasonable efforts to (A) ensure that the conditions to Closing in Article 6 are satisfied and (B) cause the Closing to occur as promptly as reasonably practicable following the date of this Agreement; and (ii) not take or agree to take any action that would reasonably be expected to delay or prevent the consummation of the transactions contemplated by this Agreement.

(b)       The Purchaser shall use commercially reasonable efforts to ensure that sufficient funds are available to the Purchaser on the Closing Date to effect payment in full of the Purchase Price, including, if necessary, drawing such funds from the Credit Facility.

(c)       Each party shall promptly notify the other party in writing (with email being sufficient) upon becoming aware that a condition to Closing in Article 6 has been satisfied.

(d)       If at any time any party becomes aware of a fact or circumstance that might prevent or materially delay any of the conditions to Closing in Article 6 from being satisfied, it shall promptly notify the other party of such fact or circumstance in writing (with email being sufficient).

5.3	Approvals

If the Purchaser or the Seller identifies any Approvals that are required to consummate the transactions contemplated by this Agreement, each party shall use its commercially reasonable efforts to obtain and maintain such Approvals and in so doing shall cooperate with the other party. Without limiting the generality of the foregoing, the applicable party or, where appropriate, the parties jointly, shall make all notifications, filings, applications or submissions with Governmental Authorities required or advisable to obtain and maintain such Approvals, and shall promptly respond to any information requests by a Governmental Authority.

5.4	Conduct Post-Closing

As soon as reasonably practicable following the Closing Date, the Seller shall do, execute and deliver or cause to be done, executed or delivered, all acts, documents and things as may be required for the purpose of assisting the Purchaser with the discharge of the Amended and Restated FCF Royalty Agreement. The Seller hereby irrevocably authorizes and directs the Purchaser to undertake the foregoing discharge, and the Seller will cooperate with such discharge, provide its written consent or signature to any documents and do such other things from time to time as are necessary or desirable to effect such discharge.

Article 6
CONDITIONS OF CLOSING

6.1	Conditions of Closing in Favour of the Seller

(a)       The obligation of the Seller to complete the transactions contemplated by this Agreement is subject to the following conditions being fulfilled or performed at or prior to the Closing Date:

(i)	Representations and Warranties. The representations and warranties of the Purchaser contained in Section 3.1 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made at and as of the Closing Date;
(ii)	Covenants. All of the terms, covenants, obligations and conditions of this Agreement to be performed, observed or complied with by the Purchaser on or before the Closing Date shall have been duly performed, observed or complied with in all material respects by Purchaser;
(iii)	No Orders or Proceedings. No injunction or restraining order or other decision, ruling or order of any Governmental Authority of competent jurisdiction shall be in effect which prohibits or restrains the transactions contemplated by this Agreement and no Proceeding shall have been instituted and remain pending or shall have been threatened and not resolved before any such Governmental Authority to restrain or prohibit such contemplated transactions;
(iv)	Approvals. Any Approvals required pursuant to Section 3.1(e) shall have been obtained; and
(v)	Closing Deliveries. The documents required by Section 7.2 shall have been delivered by the Purchaser.

(b)       The conditions in Section 6.1(a) are for the exclusive benefit of the Seller and the Seller may waive compliance with any such condition.

6.2	Conditions of Closing in Favour of the Purchaser

(a)       The obligation of the Purchaser to complete the transactions contemplated by this Agreement is subject to the following conditions being fulfilled or performed at or prior to the Closing Date:

(i)	Representations and Warranties. The representations and warranties of the Seller contained in Section 4.1, shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made at and as of the Closing Date, provided that the representations and warranties of the Seller contained in Sections 4.1(f), (g) and (h) shall be true and correct in all respects on and as of the Closing Date;
(ii)	Covenants. All of the terms, covenants, obligations and conditions of this Agreement to be performed, observed or complied with by the Seller on or before the Closing Date shall have been duly performed, observed or complied with in all material respects by the Seller;
(iii)	No Orders or Proceedings. No injunction or restraining order or other decision, ruling or order of any Governmental Authority of competent jurisdiction shall be in effect which prohibits or restrains the transactions contemplated by this Agreement and no Proceeding shall have been instituted and remain pending or shall have been threatened and not resolved before any such Governmental Authority to restrain or prohibit such contemplated transactions;

(iv)	Approvals. Any Approvals required pursuant to Section 3.1(e) shall have been obtained; and
(v)	Closing Deliveries. The documents required by Section 7.3 shall have been delivered by the Seller.

(b)       The conditions in Section 6.2(a) are for the exclusive benefit of the Purchaser and the Purchaser may waive compliance with any such condition.

Article 7
CLOSING ARRANGEMENTS

7.1	Date and Place of Closing

The closing of the transactions contemplated by this Agreement (the “Closing”) shall occur on the later of: (a) May 1, 2025; and (b) the second Business Day after the date on which all of the conditions of closing set out in Article 6 have been satisfied or waived (other than such conditions which are only capable of being satisfied at Closing), or such other date as may be mutually agreed upon in writing by the parties (the “Closing Date”). The Closing shall take place via electronic exchange of signatures at 9:00 a.m. (Toronto time) on the Closing Date, or such other time or manner agreed to in writing by the parties.

7.2	The Purchaser’s Closing Deliveries

At the Closing, the Purchaser shall deliver the following to the Seller:

(a)	payment of the Purchase Price as provided in Section 2.2;
(b)	a certificate of the Purchaser dated the Closing Date, executed by an authorized senior officer of the Purchaser, certifying as to the satisfaction of the conditions in Sections 6.1(a)(i) and 6.1(a)(ii);
(c)	certified copies of the resolutions of the directors of the Purchaser approving the transactions contemplated by this Agreement and the Transaction Documents and the execution and delivery of this Agreement and all Transaction Documents required to be executed and delivered by the Purchaser and the performance by the Purchaser of its rights and obligations hereunder and thereunder; and
(d)	a written release executed by an authorized senior officer of the Purchaser, in the form attached hereto as Schedule B.
7.3	The Seller’s Closing Deliveries

At the Closing, the Seller shall deliver the following to the Purchaser:

(a)	a certificate of the Seller dated the Closing Date, executed by an authorized senior officer of the Seller, certifying as to the satisfaction of the conditions in Sections 6.2(a)(i) and 6.2(a)(ii);
(b)	certified copies of the resolutions of the directors of the general partner of the Seller, in its capacity as general partner of the Seller, approving the transactions contemplated by this Agreement and the Transaction Documents and the execution and delivery of this Agreement and all Transaction Documents required to be executed and delivered by the Purchaser and the performance by the Seller of its rights and obligations hereunder and thereunder; and
(c)	a written release executed by an authorized senior officer of the Seller, in the form attached hereto as Schedule B.
7.4	Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by a party to the other party pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

7.5	Termination of Amended and Restated FCF Royalty Agreement

The parties agree that, effective as of the Closing Date, without any further action, the Amended and Restated FCF Royalty Agreement and all rights and obligations of the parties thereunder shall terminate without any further obligation or formality on the part of any party, and shall be of no further force or effect; provided that the Purchaser shall make one final FCF Payment (as defined in the Amended and Restated FCF Royalty Agreement) calculated for the period from January 1, 2025 to April 30, 2025 (the “Final Payment”), which shall be paid in accordance with Section 3 of the Amended and Restated FCF Royalty Agreement, such that Section 3 thereof, together with any other provisions of the Amended and Restated FCF Royalty Agreement, solely to the extent required to give effect to the foregoing, shall survive in accordance with its terms solely for purposes of the obligation of the Purchaser to make such Final Payment. No party shall have any further obligations to any other party under the Amended and Restated FCF Royalty Agreement after such termination.

7.6	Survival

(a)       The representations and warranties of:

(i)	the Purchaser in or under this Agreement and in or under any Transaction Document; and
(ii)	the Seller in or under this Agreement and in or under any Transaction Document,

shall survive the Closing and shall continue in full force and effect for a period of 18 months from the Closing Date.

(b)       The covenants and obligations of the parties pursuant to this Agreement, to the extent required to be performed after the Closing, shall survive the Closing and shall not merge.

Article 8
Termination

8.1	Termination

This Agreement may be terminated at any time prior to the Closing:

(a)	by mutual written agreement of the Purchaser and the Seller;
(b)	by the Seller by written notice to the Purchaser if any representation or warranty of the Purchaser contained herein is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 6.1(a)(i) would be incapable of satisfaction, or the Purchaser is in default in any material respect of any of its covenants or obligations such that the condition in Section 6.1(a)(ii) would be incapable of satisfaction;
(c)	by the Purchaser by written notice to the Seller if any representation or warranty of the Seller contained herein is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 6.2(a)(i) would be incapable of satisfaction, or the Seller is in default in any material respect of any of its covenants or obligations such that the condition in Section 6.2(a)(ii) would be incapable of satisfaction; or
(d)	by either party by written notice to the other party if a condition to Closing contained in Article 6 has become incapable of being satisfied by May 15, 2025 (the “Outside Date”); provided that a party may not terminate this Agreement under this Section 8.1(d) if the condition it is relying upon to terminate this Agreement under this Section 8.1(d) became incapable of being satisfied as a result of such party’s failure to fulfill any of its covenants or obligations or breach of any of its representations and warranties in this Agreement.
8.2	Effect of Termination

(a)       Notwithstanding termination of this Agreement in accordance with Sections 8.1(b) or 8.1(d), the Seller may bring an action against the Purchaser for Losses suffered by the Seller where the event giving rise to the right of termination is a result of a breach of a covenant, obligation, representation or warranty of the Purchaser under this Agreement.

(b)       Notwithstanding termination of this Agreement in accordance with Sections 8.1(c) or 8.1(d), the Purchaser may bring an action against the Seller for Losses suffered by the Purchaser where the event giving rise to the right of termination is a result of a breach of a covenant, obligation, representation or warranty of the Seller under this Agreement.

8.3	Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated prior to Closing, the provisions of Sections 1.5, 8.2, 8.3, 9.1, 9.3 and 9.5 (subject to any time limitations referred to therein) shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof.

8.4	Remedies

The Purchaser and the Seller acknowledge and agree that an award of money damages would be an inadequate remedy for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the Purchaser and the Seller agree that, in the event of any breach or threatened breach of this Agreement by the Purchaser or the Seller and provided this Agreement shall not have been terminated pursuant to Section 8.1, the non-breaching party shall also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

Article 9
MISCELLANEOUS

9.1	Further Assurances

Each party covenants and agrees that, from time to time subsequent to the date hereof, it will, at the request and expense of the requesting party, execute and deliver all such documents, instruments and agreements, including all such conveyances, transfers, consents, assumption documents, deeds and other assurances and do all such other acts and things as the other party, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or any Transaction Document or any of the respective obligations intended to be created hereby or thereby.

9.2	Legal and Other Fees and Expenses

The parties will pay their respective legal, accounting and other professional fees and expenses incurred in connection with the negotiation and settlement of this Agreement, the completion of the transactions contemplated by this Agreement and other matters pertaining hereto.

9.3	Notices

(a)       Any notice, request, demand or other communication required or permitted to be given by any party to another pursuant to this Agreement shall be in writing and shall be delivered in person, transmitted by email, sent by reliable overnight courier for next Business Day delivery or sent by prepaid registered mail, addressed as follows:

(i)	if to the Purchaser:

New Gold Inc.
181 Bay Street, Suite 3320
Toronto, ON M5J 2T3

Attention: General Counsel
Email: general.counsel@newgold.com

with a copy which shall not constitute notice to:

Davies Ward Phillips &Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7

Attention: Richard Fridman and Aaron Atkinson
Email: [Redacted]

(ii)	if to the Seller:

c/o Ontario Teachers’ Pension Plan Board
Investment Division

160 Front Street West, Suite 3200
Toronto, ON M5J 0G4

Attention: Christopher Metrakos and James Sikora
Email: [Redacted]

with a copy which shall not constitute notice to:

Stikeman Elliott LLP
5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Attention: Jeffrey Singer and Steven D. Bennett
Email: [Redacted]

(b)       Any such notice or other communication shall be deemed to have been given and received: (i) if personally delivered or transmitted, on the day on which it was delivered; (ii) if sent by reliable overnight courier for next Business Day delivery, on the next Business Day following the date of deposit; (iii) if mailed, on the third Business Day following the date of mailing; or (iv) if transmitted by email or other form of electronic transmission, on the day on which it was delivered; provided, however, that: (A) if any day referred to above is not a Business Day, or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then reference will be deemed to be made to the next following Business Day; and (B) if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)       Either party may, at any time and from time to time, change its address for service by giving notice to the other party in accordance with this Section 9.3.

9.4	Entire Agreement

This Agreement, together with each of the Transaction Documents, constitutes the entire agreement between the Purchaser and the Seller pertaining to the subject matter hereof and thereof and supersedes all prior agreements, undertakings, understandings, negotiations and discussions, whether oral or written, of the Purchaser and the Seller, and there are no representations, warranties, conditions, covenants, obligations, agreements or other provisions, express or implied, collateral, statutory or otherwise, between the Purchaser and the Seller except as expressly set forth in this Agreement and the Amended and Restated FCF Royalty Agreement.

9.5	Confidentiality; Public Disclosure

(a)       Subject to Sections 9.5(b) and 9.5(c), the existence of this Agreement and the contents hereof and any Transaction Documents, shall be maintained in confidence by the parties and not be disclosed to any other Person, except: (i) as may be required by applicable Law or a securities regulatory authority (in each case, upon notice by the disclosing party to the other party); (ii) as required in accordance with the terms of a Transaction Document; (iii) to the extent such information has come into the public domain through no fault of that party; or (iv) with the prior written approval of the other party (which approval may not be unreasonably withheld, conditioned or delayed).

(b)       Notwithstanding Section 9.5(a), the Seller acknowledges and agrees that the Purchaser will be required to issue and file a press release and a material change report with respect to this Agreement and the transactions contemplated hereby. The Purchaser shall use commercially reasonable efforts to give the Seller a reasonable opportunity to review a draft of such disclosure prior to the making of such disclosure and the Purchaser shall in good faith consider any comments provided by the Seller in a timely manner.

(c)       Notwithstanding Section 9.5(a), the Seller acknowledges and agrees that the Purchaser is required to file this Agreement on SEDAR+ and EDGAR under applicable Law and the Purchaser may file a redacted form of this Agreement subject to such reasonable redactions as the Seller may request, provided that such redactions are, in the reasonable opinion of the Purchaser, permitted under applicable Law. Any provision of this Agreement that has been so redacted shall continue to constitute confidential information for purposes of this Agreement and this Section 9.5; provided, however, that if any securities regulatory authority subsequently requires the Purchaser to disclose any such redacted information or such redacted information shall otherwise become publicly available pursuant to applicable Law: (i) such redacted information shall cease to be confidential upon such disclosure; and (ii) the Purchaser shall not be in breach or violation of this Agreement with respect thereto.

9.6	Enurement and Assignment

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and their respective successors and permitted assigns. Neither party may assign any of its rights, liabilities and obligations under this Agreement without prior written consent of the other party.

9.7	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.

9.8	Waiver and Amendment

Except as expressly provided in this Agreement, no amendment or waiver of any provision of this Agreement shall be binding on either party unless consented to by such party in writing specifically referencing the provision so amended or waived. No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any other part of the provision or any other provision of this Agreement nor a continuing waiver unless otherwise expressly provided.

9.9	No Third Party Rights

Nothing in this Agreement shall be construed as giving any Person other than the parties any legal or equitable right, remedy or claim under or in respect of this Agreement.

9.10	Counterparts

This Agreement may be executed in any number of counterparts and by the parties on different counterparts. Each of the executed counterparts shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same Agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic means shall be effective as delivery of a manually executed counterpart to this Agreement.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW GOLD INC.
By:	(Signed) Patrick Godin
	Name:	Patrick Godin
	Title:	President and Chief Executive Officer

By:	(Signed) Sean Keating
	Name:	Sean Keating
	Title:	Vice-President, General Counsel and Corporate Secretary

BEAR HOLDINGS LP, by its general partner 3336050 NOVA SCOTIA LIMITED
By:	(Signed) James Sikora
	Name:	James Sikora
	Title:	Director

Signature Page – Royalty Repurchase and Termination Agreement

Schedule A

PAYMENT INSTRUCTIONS

[Payment Instructions Redacted]

Schedule B

FORM OF MUTUAL RELEASE

(See attached.)

Mutual Release

■, 2025

In connection with: (a) the amended and restated free cash flow royalty agreement between New Gold Inc., a corporation existing under the laws of the Province of British Columbia (the "Purchaser"), and Bear Holdings LP, a limited partnership formed under the laws of the Province of Ontario by 3336050 Nova Scotia Limited as general partner for and on behalf of Bear Holdings LP (the “Seller”) dated May 22, 2024 (the “A&R FCF Royalty Agreement”); and (b) the royalty repurchase and termination agreement between the Purchaser and the Seller dated April ■, 2025 (the “Royalty Repurchase and Termination Agreement”), the undersigned hereby agree in this mutual release (this “Mutual Release”), with effect immediately following Closing (as defined in the Royalty Repurchase and Termination Agreement), as follows:

1.	For good and valuable consideration exchanged, the receipt and adequacy of which are hereby irrevocably acknowledged, each of the undersigned, on its own behalf and on behalf of its affiliates and, in the case of the Seller, its general partner and each limited partner and their respective affiliates, and its and their respective successors and assigns (herein referred to collectively as the “Releasors”, which term includes any one or more of them) hereby irrevocably, unconditionally and forever releases and discharges the other party to this Mutual Release and its affiliates and, in the case of the Seller, its general partner and each limited partner and their respective affiliates, and its and their respective successors and assigns (collectively, the “Releasees”) from all actions, causes of action, suits, debts, duties, demands, accounts, bonds, covenants, contracts, proceedings, and claims for injuries, losses, damages, interest, costs, indemnity, fines, penalties, legal and professional fees, and assessments or amounts of any kind whatsoever (including, without limitation, any loss or damage not yet ascertained) that the Releasors ever had, now have, or may hereafter have under the A&R FCF Royalty Agreement (collectively, the “Claims”); provided, however, nothing contained in this Mutual Release shall operate to release or discharge the Releasees from any Claims arising as a result of, based upon, or in connection with: (a) any criminal conduct or fraud of or by any of the Releasees; (b) the payment of the Final Payment (as defined in the Royalty Repurchase and Termination Agreement) in accordance with Section 7.5 of the Royalty Repurchase and Termination Agreement and Section 3 of the A&R FCF Royalty Agreement; or (c) the Royalty Repurchase and Termination Agreement, any Transaction Documents (as defined in the Royalty Repurchase and Termination Agreement), any ancillary or other document, instrument or agreement required to be delivered pursuant to the Royalty Repurchase and Termination Agreement (including, in each case, any rights, representations, warranties, covenants, agreements or any obligations contained therein), or in each case, the Closing of the transaction contemplated thereby (including, without limitation, this Mutual Release).
2.	The Releasors further covenant and agree not to directly or indirectly join, assist, aid, or act in concert, in any manner whatsoever, with any other person in the making of any claim or demand, or in the bringing of any proceeding or action, in any manner whatsoever against the Releasees or any of them with respect to the matters released or discharged by the Releasors pursuant to this Mutual Release.

3.	The Releasors further covenant and agree not to make or continue any claim or complaint or initiate or continue any proceeding against any person which might be entitled to claim, pursuant to the provisions of any applicable statute or otherwise, contribution, indemnity or other relief over against the Releasees or any of them arising out of or in relation to the matters released or discharged by the Releasors pursuant to this Mutual Release.
4.	The Releasors hereby represent, warrant and covenant that they have not assigned and shall not assign to any other person any of the Claims that the Releasors are releasing hereunder. The Releasors confirm that no consideration given to them by any Releasee is an admission of liability or responsibility by any Releasee and any such liability or responsibility is expressly denied.
5.	If any provision of this Mutual Release or any part of any provision of this Mutual Release is held under any circumstances to be invalid or unenforceable in any jurisdiction, then: (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent; (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction; and (c) such invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Mutual Release. Each provision of this Mutual Release is separable from every other provision of this Mutual Release, and each provision of this Mutual Release is separable from every other part of such provision.
6.	This Mutual Release shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the undersigned irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto, irrevocably commits to commence any dispute, claim, or proceeding of any kind arising out of or related to this Mutual Release in the Ontario courts in the City of Toronto, agrees and undertakes to cooperate to have any dispute, claim, or proceeding of any kind arising out of or related to this Mutual Release transferred to, case managed on, and/or heard on the Commercial List of the Ontario Superior Court of Justice in the City of Toronto, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.
7.	This Mutual Release may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF the undersigned have duly executed this Mutual Release as of the date first written above.

NEW GOLD INC.
By:
Name: Patrick Godin Title: President and Chief Executive Officer
By:
Name: Sean Keating Title: Vice-President, General Counsel and Corporate Secretary

BEAR HOLDINGS LP, by its general partner 3336050 NOVA SCOTIA LIMITED
By:
Name: Title:

Signature Page – Mutual Release